FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone: (604) 899-5450   Facsimile:  (604) 484-4710

ITEM 2.

DATE OF MATERIAL CHANGE

                         August 26, 2010

ITEM 3.

NEWS RELEASE

A news release was disseminated on August 26, 2010 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has acquired the fixed price right to purchase a large area of surface rights and housing facilities in the area of the planned Project 1 Platinum Mine.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group”) announces that the Company has acquired the fixed price right to purchase a large area of surface rights and housing facilities in the area of the planned Project 1 Platinum Mine.  A deposit of Rand 13.0 million (CAD $1.85 million) was paid to the Vendor on August 26, 2010 for the right to exercise a purchase of the property for Rand 130.0 million (CAD $18.57 million at current exchange rates). The balance of Rand 117.0 million is due within one year or upon the grant of a mining authorization.  The Company can extend the due date for a further year for a second Rand 13.0 million payment against the purchase price.

This purchase agreement advances Platinum Group’s position and is an important addition to the strength of the Company’s strategic position in the area. Evaluation of the Company’s strategic path to maximize value for shareholders is continuing with several active discussions.

The property comprises 1,713 hectares and includes significant surface facilities.  When combined with the Company’s existing surface rights holdings, the combined land position will be approximately 2,655 hectares (6,560 acres) covering all of the functional areas of Project 1 and also covering approximately 581 hectares overlying the western portion of the Styldrift project area operated by the Royal Bafokeng and Anglo Platinum.  The surface land position held by the Company is also immediately adjacent to the south of Wesizwe Platinum’s Frischgewaagd-Ledig platinum project.

The surface facilities on the property include approximately 350 chalets, bungalows, flats and hotel rooms capable of accommodating more than 1,000 people.  These facilities are planned to become part of the Project 1 construction and worker’s accommodation as well as administration infrastructure.  The Company’s October 2009, “Project 1 Updated Feasibility Study” included an amount of Rand 230 million (approx. CAD $33.0 million at current exchange rates) for the acquisition of surface rights and the construction of accommodation, administrative and operational buildings.  The acquisition of this property, including any required refurbishment, is expected to be an improvement on the budgeted costs and timing for these facilities.

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The Company has also made other important advancements recently.  The Company has paid a deposit of Rand 9.2 million (CAD $1.24 million) to the South African power utility Company, Eskom, to advance the engineering for the delivery of construction power and commercial production power to Project 1.  An allocation for construction power has been made and the Company is formally in process for delivery of production power.  The Company is also in communication with the local water authority and is moving toward a detailed program for delivery of production water.  Costs for both power and water are also budgeted in the Company’s October 2009, “Project 1 Updated Feasibility Study”.

President and CEO, R. Michael Jones said, “The acquisition of a right to purchase this large surface right is an important event that we have been working on for some time.  The agreement strengthens our position, provides infrastructure that would otherwise need to be built and improves the certainty of schedule for the Project 1 Platinum Mine. We now control a large surface landholding including ample room for tailings impoundment, mill facilities and a perimeter buffer.  Given the expansion of regional development into the area including three new platinum mines the large surface rights purchase agreement is a significant strategic asset”.

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through an in person meeting with the independent engineer for the technical area in the feasibility study and through consultation with non-independent company engineers with further relevant operating experience.

ITEM 6.             RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

                         N/A

ITEM 7.

OMITTED INFORMATION

                         N/A

ITEM 8.

EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

DATE OF REPORT

August 26, 2010

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